EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES
RECOMPUTATION OF PER SHARE EARNINGS

	YEARS ENDED DECEMBER 31,
	2003	2004	2005
Shares of common stock outstanding for the entire period	19,717,544	19,825,271	20,026,788
Issuance of 70,467, 76,600 and 221,087 shares of common stock to the company’s defined contribution plan in 2003, 2004 and 2005, respectively	44,840	40,355	104,078
Issuance of 19,200 and 4,288 shares of common stock upon exercise of options in 2003 and 2004 respectively	8,402	3,577	—
Issuance of 18,008, 18,540 and 32,344 shares of common stock to employee stock purchase plan in 2003, 2004 and 2005, respectively	12,441	12,599	20,567
Issuance of 102,954 and 586,753 shares of common stock under the equity incentive plan in 2004 and 2005, net of cancellations		68,887	220,071
Weighted average shares of common stock outstanding	19,783,227	19,950,689	20,371,504
Loss from continuing operations before cumulative effect of accounting change	$(51,632,754)	(47,935,735)	(102,553,330)
Discontinued operations:
Income from discontinued operations, net of taxes (including gain on sale of station of $2.2 million in 2003 and $3.5 million in 2004 and $11.2 million in 2005)	2,515,387	3,659,368	11,206,804
Net loss	$(49,117,367)	(44,276,367)	(91,346,526)
Basic and diluted loss per common share:
Loss from continuing operations	$(2.61)	$(2.40)	$(5.03)
Income from discontinued operations, net	0.13	0.18	0.55
Cumulative effect of accounting change, net	—	—	—
Net loss per common share basic and diluted	$(2.48)	$(2.22)	$(4.48)